UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-07155
R.H. DONNELLEY 401(K) SAVINGS PLAN

(Exact name of registrant as specified in its charter)
1001 Winstead Drive
Cary, NC 27513
(919) 297-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
R.H. Donnelley Corporation Common Stock, par value $1.00 per share*

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
R.H. Donnelley Corporation Common Stock, par value $1.00 per share: None
* Pursuant to the effectiveness of the Joint Plan of Reorganization of R.H. Donnelley Corporation and Its Subsidiaries on January 29, 2010, all outstanding shares of R.H. Donnelley Corporation Common Stock, par value $1.00 per share, were cancelled effective January 29, 2010. Also effective January 29, 2010, R.H. Donnelley Corporation changed its corporate name to Dex One Corporation.
     Pursuant to the requirements of the Securities Exchange Act of 1934, R.H. Donnelley 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 9, 2010	By:	/s/ Mark W. Hianik Name: Mark W. Hianik
Title: Senior Vice President, General Counsel and Corporate Secretary of Dex One Corporation